Office Use Only:
DEAN HELLER Secretary of State 101 North Carson Street, Suite 3 Carson City, Nevada 89701-4786 (775) 684-5708	Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)	FILED C-1523-96 JUL 27 2000 Dean Heller Secretary of State

Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: Merendon International, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

That the name of the corporation be changed to:

China Broadband Network, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100% .*

4. Signatures (Required):

/s/ Yuguo Zhang
President or Vice President
Yuguo Zhang

and

/s/ James E. Pitochelli
Secretary or Asst. Secretary
James E. Pitochelli

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.
STATE OF NEVADA Secretary of State I hereby certify that this is a true and complete copy of the document as filed in this office. JUL 27 00 /s/ Dean Heller DEAN HELLER Secretary of State /s/ signed